MAIL STOP 3561

February 7, 2007

Mr. James Mulford, President
Global Envirotech, Inc.
112 N. Rubey Dr., Suite 180
Golden, Colorado 80403

      Re: Global Envirotech, Inc
              Form 10-KSB for Fiscal Year Ended December 31, 2005
              Filed March 30, 2006
              File Number 000-50162

Dear Mr. Mulford:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                    Sincerely,

                    Tia Jenkins
                    Senior Assistant Chief Accountant
                    Office of Emerging Growth
                    Companies